Exhibit 99

EXHIBIT A - JOINT FILING AGREEMENT

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Amendment No. 2 to Schedule 13G filed on or about this date, and any amendments thereto, with respect to beneficial ownership by the undersigned of shares of the common stock of Clifton Star Resources, Inc., is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 2013

/s/ Richard C. McKenzie, Jr.
Richard C. McKenzie, Jr.

SEVEN BRIDGES FOUNDATION, INC.

By: /s/ Richard C. McKenzie, Jr.
Name: Richard C. McKenzie, Jr.
Its: President

RICHARD C. McKENZIE, JR. ANNUITY TRUST

By: /s/ Stephen C. Walker
Name: Stephen C. Walker
Its: Trustee